Exhibit 99.1

PRESS RELEASE

Amdocs Limited Reports Quarterly Revenue of $809 Million, Up 0.9% YoY

Raises Expected FY2012 non-GAAP EPS growth to 14-16% YoY from 12-14%

Key recent highlights:

•

Third fiscal quarter revenue of $809 million, compared to the $805-$825 million guidance range. Foreign currency movements negatively affected revenue by approximately $5 million sequentially relative to the second fiscal quarter of 2012

•	Third fiscal quarter non-GAAP operating income of $134 million; non-GAAP operating margin of 16.6%; GAAP operating income of $110 million

•

Third fiscal quarter diluted non-GAAP EPS of $0.70, compared to the $0.64-$0.70 guidance range, excluding amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expense, net of related tax effects

•	Diluted GAAP EPS of $0.59 for the third fiscal quarter, compared to the $0.52-$0.60 guidance range

•	Free cash flow of $108 million for the third fiscal quarter

•	Twelve-month backlog of $2.76 billion at the end of the third fiscal quarter, up $35 million from the end of the second fiscal quarter of 2012

•	Repurchased $122 million of ordinary shares during the third fiscal quarter

•	Shareholders approved institution of $0.13 per share quarterly cash dividend program, to commence in October 2012

•

Fourth quarter fiscal 2012 guidance: Expected revenue of approximately $815-$835 million and diluted non-GAAP EPS of $0.66-$0.72, excluding amortization of purchased intangible assets and other acquisition related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.54-$0.62

•

Revised fiscal year 2012 guidance: 14-16% non-GAAP EPS growth expected in fiscal 2012, raised from previous expectation of 12-14%. Expected revenue growth of 3-3.5% on a constant currency basis, compared to 3-4% previously. Expected reported revenue growth of 2-2.5% includes the effects of higher than anticipated negative foreign currency fluctuations

ST. LOUIS – August 1, 2012 – Amdocs Limited (NYSE: DOX) today reported that for its third fiscal quarter ended June 30, 2012, revenue was $808.8 million, flat from the second fiscal quarter of 2012 and up 0.9% as compared to last year’s third fiscal quarter. Net income on a non-GAAP basis was $118.4 million, or $0.70 per diluted share, compared to non-GAAP net income of $113.3 million, or $0.61 per diluted share, in the third quarter of fiscal 2011. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expenses of $19.6 million, net of related tax effects, in the third quarter of fiscal 2012 and excludes such amortization and other acquisition related costs and equity-based compensation expenses of $21.5 million, net of related tax effects, in the third quarter of fiscal 2011. The Company’s GAAP net income for the third quarter of fiscal 2012 was $98.7 million, or $0.59 per diluted share, compared to GAAP net income of $91.8 million, or $0.50 per diluted share, in the prior year’s third fiscal quarter.

“Demonstrating our confidence in the future success of Amdocs and our commitment to delivering a compelling total return to our shareholders, we continued to execute on our share repurchase plan during the third fiscal quarter and will initiate our first quarterly dividend in the coming months. Additionally, we have increased our non-GAAP earnings per-share guidance to 14-16% growth for the full fiscal year of 2012 from 12-14% previously. This guidance captures operating performance consistent with our prior expectations and the benefit of share repurchase activity completed to date,” said Eli Gelman, chief executive officer of Amdocs Management Limited.

Gelman continued, “Our third fiscal quarter results reflect on-going momentum in the emerging markets and managed services, steady business activity in Europe, tempered spending in North America, and greater currency headwinds. Overall, this led to revenue performance roughly in-line with the midpoint of our expectations, excluding the impact of currency fluctuations. In the emerging markets, we continue to see solid momentum across Southeast Asia and Latin America with both new and existing customers. In Latin America, we signed our first managed services engagement. In Europe, we gained some additional traction in managed services during the third quarter. North American results were consistent with our expectations and reflect stable activity with AT&T compared to the previous quarter.”

Gelman concluded, “During the quarter, we signed several key strategic wins. In our broadband, cable and satellite group, we extended our long-term agreement with DIRECTV, the largest satellite company in North America, for an additional 5 years and expanded the scope of our activities with this key customer. We won additional business in the North American pre-paid wireless market which is a growing segment for communications service providers. In the emerging markets, we announced an agreement with TIM Brasil that marks our first BSS and OSS managed services win in Latin America as well as our first ever OSS managed services agreement. We have built a solid relationship with TIM Brasil over the years, including serving its wireless, wireline and, most recently, residential broadband operations, which are now all captured under this managed services engagement. Additionally, in Europe we won an important new managed services deal with a large wireless service provider during the third quarter.”

Financial Discussion of Third Fiscal Quarter Results

Free cash flow was $108 million for the quarter, comprised of cash flow from operations of $138 million less $30 million in net capital expenditures and other.

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $2.76 billion at the end of the third quarter of fiscal 2012, up $35 million from the end of the second fiscal quarter of 2012.

Financial Outlook

Amdocs expects that revenue for the fourth quarter of fiscal 2012 will be approximately $815-$835 million. Diluted earnings per share on a non-GAAP basis for the fourth fiscal quarter are expected to be $0.66-$0.72, excluding amortization of purchased intangible assets and other acquisition related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the fourth fiscal quarter will be $0.54-$0.62.

Quarterly Cash Dividend Program

On July 31, 2012, at a special shareholders meeting, the Company’s shareholders approved the institution of a quarterly cash dividend program at the quarterly rate of $0.13 per share. On August 1, 2012, the Board approved the first dividend payment and set September 30, 2012 as the record date for determining the shareholders entitled to receive the dividend, which is payable on October 19, 2012.

Conference Call Details

Amdocs will host a conference call on August 1, 2012 at 5:00 p.m. Eastern Time to discuss the Company’s third fiscal quarter results and its business outlook. The call will be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expense, net, non-GAAP income taxes, non-GAAP net income, and non-GAAP earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition related costs;

•	gain on sale of investment;

•	equity-based compensation expense; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP net income, and non-GAAP earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition related costs, gain on sale of investment, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, interest and other expense, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments.

Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Amdocs

For 30 years, Amdocs has ensured service providers’ success and embraced their biggest challenges. To win in the connected world, service providers rely on Amdocs to simplify the customer experience, harness the data explosion, stay ahead with new services and improve operational efficiency. The global company uniquely combines a market-leading BSS, OSS and network control product portfolio with value-driven professional services and managed services operations. With revenue of $3.2 billion in fiscal 2011, Amdocs and its over 19,000 employees serve customers in more than 60 countries.

Amdocs: Embrace Challenge, Experience Success.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2011 filed on December 8, 2011 and our Form 6-K furnished for the first quarter of fiscal 2012 on February 14, 2012 and for the second quarter of fiscal 2012 on May 15, 2012.

Contact:

Elizabeth W. Grausam

Vice President, Corporate Strategy and Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

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AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended June 30,		Nine months ended June 30,
	2012	2011	2012	2011
Revenue:
License	$34,443	$29,093	$96,477	$87,694
Service	774,394	772,316	2,328,298	2,277,831

	808,837	801,409	2,424,775	2,365,525
Operating expenses:
Cost of license	1,056	630	2,982	1,528
Cost of service	519,217	521,113	1,552,947	1,542,489
Research and development	58,858	54,414	180,515	162,942
Selling, general and administrative	106,678	102,315	319,857	305,736
Amortization of purchased intangible assets and other	12,977	17,265	39,503	53,018

	698,786	695,737	2,095,804	2,065,713

Operating income	110,051	105,672	328,971	299,812

Interest and other expense, net	2,737	184	1,064	3,252

Income before income taxes	107,314	105,488	327,907	296,560

Income taxes	8,565	13,703	34,557	37,274

Net income	$98,749	$91,785	$293,350	$259,286

Basic earnings per share	$0.59	$0.50	$1.73	$1.38

Diluted earnings per share	$0.59	$0.50	$1.72	$1.37

Basic weighted average number of shares outstanding	167,194	183,273	169,890	187,566

Diluted weighted average number of shares outstanding	168,290	184,682	171,033	188,973

AMDOCS LIMITED

Selected Financial Metrics

(in thousands, except per share data)

	Three months ended June 30,		Nine months ended June 30,
	2012	2011	2012	2011
Revenue	$808,837	$801,409	$2,424,775	$2,365,525
Non-GAAP operating income	134,338	131,709	401,457	379,758
Non-GAAP net income	118,357	113,303	344,314	323,393
Non-GAAP diluted earnings per share	$0.70	$0.61	$2.01	$1.71
Diluted weighted average number of shares outstanding	168,290	184,682	171,033	188,973

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Three months ended June 30, 2012
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$1,056	$—	$—	$—	$1,056
Cost of service	519,217	—	(6,010)	—	513,207
Research and development	58,858	—	(1,068)	—	57,790
Selling, general and administrative	106,678	—	(4,232)	—	102,446
Amortization of purchased intangible assets and other	12,977	(12,977)	—	—	—

Total operating expenses	698,786	(12,977)	(11,310)	—	674,499

Operating income	110,051	12,977	11,310	—	134,338

Income taxes	8,565	—	—	4,679	13,244

Net income	$98,749	$12,977	$11,310	$(4,679)	$118,357

	Three months ended June 30, 2011
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$630	$—	$—	$—	$630
Cost of service	521,113	—	(3,783)	—	517,330
Research and development	54,414	—	(821)	—	53,593
Selling, general and administrative	102,315	—	(4,168)	—	98,147
Amortization of purchased intangible assets and other	17,265	(17,265)	—	—	—

Total operating expenses	695,737	(17,265)	(8,772)	—	669,700

Operating income	105,672	17,265	8,772	—	131,709

Income taxes	13,703	—	—	4,519	18,222

Net income	$91,785	$17,265	$8,772	$(4,519)	$113,303

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Nine months ended June 30, 2012
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Gain on sale of investment	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$2,982	$—	$—	$—	$—	$2,982
Cost of service	1,552,947	—	(17,376)	—	—	1,535,571
Research and development	180,515	—	(3,281)	—	—	177,234
Selling, general and administrative	319,857	—	(12,326)	—	—	307,531
Amortization of purchased intangible assets and other	39,503	(39,503)	—	—	—	—

Total operating expenses	2,095,804	(39,503)	(32,983)	—	—	2,023,318

Operating income	328,971	39,503	32,983	—	—	401,457

Interest and other expense, net	1,064	—	—	6,270	—	7,334

Income taxes	34,557	—	—	—	15,252	49,809

Net income	$293,350	$39,503	$32,983	$(6,270)	$(15,252)	$344,314

	Nine months ended June 30, 2011
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$1,528	$—	$—	$—	$1,528
Cost of service	1,542,489	—	(9,923)	—	1,532,566
Research and development	162,942	—	(1,987)	—	160,955
Selling, general and administrative	305,736	—	(15,018)	—	290,718
Amortization of purchased intangible assets and other	53,018	(53,018)	—	—	—

Total operating expenses	2,065,713	(53,018)	(26,928)	—	1,985,767

Operating income	299,812	53,018	26,928	—	379,758

Income taxes	37,274	—	—	15,839	53,113

Net income	$259,286	$53,018	$26,928	$(15,839)	$323,393

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(in thousands)

	As of
	June 30, 2012	September 30, 2011
ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$894,111	$1,173,470
Accounts receivable, net, including unbilled of $128,080 and $72,048, respectively	676,568	565,853
Deferred income taxes and taxes receivable	110,551	112,656
Prepaid expenses and other current assets	137,449	127,341

Total current assets	1,818,679	1,979,320

Equipment and leasehold improvements, net	261,885	258,402
Goodwill and other intangible assets, net	1,896,093	1,933,154
Other noncurrent assets	463,261	465,696

Total assets	$4,439,918	$4,636,572

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable, accruals and other	$660,759	$594,603
Short-term financing arrangements	—	250,000
Deferred revenue	180,496	151,423
Deferred income taxes and taxes payable	30,338	15,180

Total current liabilities	871,593	1,011,206
Other noncurrent liabilities	554,461	602,065
Shareholders’ equity	3,013,864	3,023,301

Total liabilities and shareholders’ equity	$4,439,918	$4,636,572

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Nine months ended June 30,
	2012	2011
Cash Flow from Operating Activities:
Net income	$293,350	$259,286
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	119,261	138,219
Equity-based compensation expense	32,983	26,928
Deferred income taxes	(13,587)	11,171
Excess tax benefit from equity-based compensation	(140)	(158)
Gain on sale of investments	(9,172)	—
Loss from short-term interest-bearing investments	2,403	1,423
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(101,302)	(2,763)
Prepaid expenses and other current assets	(11,222)	(6,373)
Other noncurrent assets	21,559	(33,747)
Accounts payable, accrued expenses and accrued personnel	41,501	(48,957)
Deferred revenue	(19,415)	6,314
Income taxes payable	11,053	12,711
Other noncurrent liabilities	(5,259)	23,797

Net cash provided by operating activities	362,013	387,851

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(79,223)	(80,048)
Proceeds from sale of short-term interest-bearing investments	288,334	506,986
Purchase of short-term interest-bearing investments	(257,958)	(440,083)
Cash received from sale of investments	11,172	—
Other	(6,237)	(22,907)

Net cash used in investing activities	(43,912)	(36,052)

Cash Flow from Financing Activities:
Payments under financing arrangements	(250,000)	(200,000)
Repurchase of shares	(378,404)	(431,770)
Proceeds from employee stock options exercised	63,085	49,696
Payments under capital lease, short-term financing arrangements and other	(383)	(748)

Net cash used in financing activities	(565,702)	(582,822)

Net decrease in cash and cash equivalents	(247,601)	(231,023)
Cash and cash equivalents at beginning of period	831,371	1,036,195

Cash and cash equivalents at end of period	$583,770	$805,172

AMDOCS LIMITED

Supplementary Information

(in millions)

	Three months ended
	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011
North America	$558.7	$563.2	$573.8	$585.1	$584.9
Europe	106.5	111.8	110.3	102.0	105.5
Rest of World	143.6	133.9	122.9	125.1	111.0

Total Revenue	$808.8	$808.9	$807.0	$812.2	$801.4

	Three months ended
	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011
Emerging Markets Revenue	$101.7	$89.4	$82.5	$79.5	$73.2

	Three months ended
	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011
Managed Services Revenue	$426.8	$414.4	$419.7	$384.8	$384.2

	Three months ended
	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011
Customer Experience Systems	$766.2	$758.9	$758.0	$764.6	$751.1
Directory	42.6	50.0	49.0	47.6	50.3

Total Revenue	$808.8	$808.9	$807.0	$812.2	$801.4

	As of
	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011
12-Month Backlog	$2,760	$2,725	$2,690	$2,670	$2,620

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